SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2012

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

AMÉRICA MÓVIL’S SECOND QUARTER OF 2012
FINANCIAL AND OPERATING REPORT

Mexico City, July 26, 2012 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the second quarter of 2012.

•       América Móvil added 5.9 million wireless subscribers—including 1.1 million from the acquisition of Simple Mobile—and 1.7 million fixed-line revenue generating units (RGUs) in the second quarter. At the end of June, we had 251.8 million wireless subscribers, 30.0 million landlines, 16.1 million broadband accesses and 15.1 million PayTV clients, for a total of 313.1 million accesses, 7.8% more than a year before.

•       We added 1.4 million new wireless subs in each of Mexico and Brazil, 577 thousand in Central America and the Caribbean and 406 thousand in Peru. Colombia and the Argentinean block obtained around 350 thousand new subs each.

•       We made important inroads in the postpaid segment in a number of countries. Net additions in Colombia and Mexico, 140 thousand and 272 thousand respectively, were 34% and 23.9% higher than those registered the year before.

•       Second quarter revenues were 191.7 billion pesos, up 9.3% year-on-year, with wireless revenues rising 14.1% and fixed-line revenues 1.7%.

•       At constant exchange rates, second quarter revenues increased 6.3% year-on-year led by mobile data and by PayTV revenues, up 32% and 23% respectively.  Fixed-voice revenues were down 7.7% partly as a result of the decline in long distance sales.

•       Our EBITDA of 65.5 billion pesos rose 3.1% relative to the year before, and was equivalent to 34.1% of revenues.  Our operating profits totaled 39.1 billion pesos, 1.0% less than a year before.

•       Our comprehensive financing costs of 17.2 billion pesos resulted from a foreign exchange loss of 16.1 billion as several Latin America currencies depreciated. Thus we obtained a net profit of 13.3 billion pesos in the quarter that was equivalent to 17 peso cents per share or 26 dollar cents per ADR.

•       Our net debt increased by 29.7 billion pesos in the semester, as a result of the new investments in KPN and Telekom Austria. Our capital outlays in the first semester comprise acquisitions of 67.0 billion pesos, capital expenditures of 53.2 billion pesos and share buybacks of 12.7 billion pesos.

América Móvil Fundamentals (IFRS)

	2Q12	2Q11	Var. %
EPS (Mex$) (1)	0.17	0.31	-44.3%
Earning per ADR (US$) (2)	0.26	0.53	-51.7%
Net Income (millions of Mex$)	13,252	24,315	-45.5%
Average Shares Outstanding (billion) (3)	76.35	77.99	-2.1%
Average ADRs Outstanding (millions) (4)	848	1,059	-20.0%
(1) Net Income / Average Shares outstanding (2) 20 shares per ADR (3) All figures in the table reflect retroactively the 2:1 split that became effective on June 29th, 2011 (4) As per Bank of NY Mellon

Relevant Events

On May 7th, we announced that we would launch a partial tender offer in cash to all holders of Koninklijke KPN N.V. the integrated telecommunications service provider in The Netherlands with mobile operations in Germany and Belgium. The intent was for us to increase to 27.7% our ownership interest in the company.  By the end of June, we had reached the objective, partly through the tender offer itself and partly through direct purchases in the market. The aggregate cost of our investment in KPN is approximately €3.0 billion.

On June 15th, we announced that we had entered into an agreement with Marathon Zwei Beteiligungs GmbH, a wholly owned subsidiary of RPR Privatstiftung, the private trust set up by Mr. Ronny Pecik to acquire approximately 21% of the outstanding shares of Telekom Austria. On that date, AMX acquired approximately 5% of the outstanding shares and will acquire an additional 16% stake upon receipt of certain governmental approvals.  Today we have a total interest of 6.7% and, upon receiving the corresponding approvals our interest will increase to approximately 23%. Telekom Austria is the largest telecommunications company in the country. It also provides telecommunication services in Belarus, Bulgaria, Croatia, Liechtenstein, Macedonia, Serbia and Slovenia. As of March 31st, 2012, it had 20.3 million wireless subscribers and 2.6 million fixed lines.

On June 19th, we acquired Simple Mobile, Inc., previously one of T-Mobile’s largest mobile virtual network operators in the United States with over 1 million customers to whom it provides voice, messaging, data and wireless broadband services.

América Móvil’s Subsidiaries as of June 2012

Country	Brand	Business	Equity Participation	Consolidation Method
Mexico	Telcel	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	97.2%	Global Consolidation Method
	Sección Amarilla (1)	other	100.0%	Global Consolidation Method
	Telvista	other	88.7% (2)	Global Consolidation Method
Argentina	Claro	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	99.5%	Global Consolidation Method
Brazil	Claro	wireless	100.0%	Global Consolidation Method
	Embratel(1)	wireline	97.7%	Global Consolidation Method
	Net	Cable	94.8%	Global Consolidation Method
Chile	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	100.0%	Global Consolidation Method
Colombia	Claro	wireless	99.4%	Global Consolidation Method
	Telmex	wireline	99.4%	Global Consolidation Method
Costa Rica	Claro	wireless	100.0%	Global Consolidation Method
Dominicana	Claro	wireless/wireline	100.0%	Global Consolidation Method
Ecuador	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	100.0%	Global Consolidation Method
El Salvador	Claro	wireless/wireline	95.8%	Global Consolidation Method
Guatemala	Claro	wireless/wireline	99.3%	Global Consolidation Method
Honduras	Claro	wireless/wireline	100.0%	Global Consolidation Method
Nicaragua	Claro	wireless/wireline	99.6%	Global Consolidation Method
Panama	Claro	wireless	99.9%	Global Consolidation Method
Paraguay	Claro	wireless	100.0%	Global Consolidation Method
Peru	Claro	wireless	99.9%	Global Consolidation Method
Puerto Rico	Claro	wireless/wireline	100.0%	Global Consolidation Method
Uruguay	Claro	wireless/ wireline	100.0%	Global Consolidation Method
USA	Tracfone	wireless	98.2%	Global Consolidation Method
The Netherlands	KPN	wireless/wireline	27.7%	Equity Method
Austria	Telekom Austria	wireless/wireline	6.7%	Equity Method

(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.5%

(2) AMX owns directly 45%and 45% through its subsidiary Telmex

Total Accesses

At the end of June, we had 313.1 million accesses, 7.8% more than in the second quarter of 2011. This figure comprises 251.8 million wireless subscribers, 30.0 million landlines, 16.1 million broadband accesses and 15.1 million PayTV units. Our fixed-line division grew 12.4% driven by PayTV subscriptions, which increased 30.9% over the year and fixed broadband accesses that were up 14.7%. Our wireless subscriber base was up 6.7% year-on-year. The more subdued wireless growth reflects the change in methodology for Mexico, Colombia and Ecuador enacted in the last quarter of 2011 whereby only prepaid subscribers that continue to originate calls are retained as such.

Wireless Subscribers

Our wireless subscriber base reached 251.8 million in June after adding 5.9 million subscribers in the second quarter and over 10 million in the first half of the year.

We gained 1.4 million new subscribers in each of Mexico and Brazil, 1.2 million in the U.S.—including 1.1 million obtained through the acquisition of Simple Mobile—577 thousand in Central America and the Caribbean and 406 thousand in Peru. Colombia and the Argentinean block obtained around 350 thousand new subs each and Ecuador 145 thousand.

In the postpaid segment, net additions in Colombia and Mexico, 140 thousand and 272 thousand respectively, were 34% and 23.9% higher than those registered the year before. In Peru, postpaid net adds of 193 thousand were up 21% year-over-year and in Ecuador they rose 12.1% to 94 thousand. We also made important inroads in the postpaid segment in a number of countries in Central America and the Caribbean; altogether, we gained 104 thousand new postpaid clients, 70.4% more than in the second quarter of 2011.

At the end of June, we had 68.1 million subscribers in Mexico, 63.0 million in Brazil, 29.4 million in Colombia and 21.3 million in the US. We also had 20.2 million clients in Argentina and 19.6 million in Central America and the Caribbean.

Wireless Subscribers as of June 2012
Thousands
	Total(1)
Country	Jun'12	Mar'12	Var.%	Jun'11	Var.%
Mexico	68,120	66,737	2.1%	66,912	1.8%
Brazil	62,966	61,596	2.2%	55,534	13.4%
Chile	5,734	5,656	1.4%	5,199	10.3%
Argentina, Paraguay and Uruguay	21,355	21,015	1.6%	19,733	8.2%
Colombia	29,375	29,020	1.2%	30,683	-4.3%
Ecuador	11,293	11,149	1.3%	11,056	2.1%
Peru	12,018	11,612	3.5%	10,376	15.8%
Central America* and Caribbean	19,631	19,053	3.0%	17,709	10.9%
USA	21,337	20,131	6.0%	18,754	13.8%
Total Wireless Lines	251,829	245,969	2.4%	235,957	6.7%

Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. *Central America includes Panama and Costa Rica in every table.

Fixed Revenue Generating Units

We ended June with 61.2 million revenue-generating units, 12.4% more than in 2011. We added 1.7 million new accesses in the second quarter of which 1.3 million came from Brazil. PayTV was our fastest growing segment: 30.9% relative to the prior year.

With RGUs rising 26.6% to 26.3 million accesses, Brazil remains our largest fixed-line operation, having risen 26.6% over the year. In Mexico, we had 22.7 million RGUs, 5.9 million in Central America and the Caribbean and 3.9 million in Colombia. Although from a smaller base, Peru, Ecuador and the Argentinean block posted the highest growth rates, of around 45%.

Fixed-Line and Other Accesses (RGUs) as of June 2012
Thousands
	Total
Country	Jun'12	Mar'12	Var.%	Jun'11	Var.%
Mexico	22,732	22,668	0.3%	22,934	-0.9%
Brazil	26,288	25,013	5.1%	20,764	26.6%
Colombia	3,891	3,734	4.2%	3,240	20.1%
Ecuador	204	190	7.8%	141	45.0%
Peru	785	740	6.1%	561	39.9%
Argentina, Paraguay and Uruguay	369	335	10.1%	248	49.0%
Chile	1,042	1,041	0.1%	979	6.4%
Central America and Caribbean	5,918	5,851	1.2%	5,625	5.2%
Tolal RGUs	61,230	59,571	2.8%	54,492	12.4%
*Fixed Line, Broadband and Television (Cable & DTH)

América Móvil Consolidated Results

The stabilization of financial markets that had come about at the beginning of the year and which had led to a rapid appreciation of various Latin American currencies and provided certain boost to economic activity in the region came to an end at the beginning of the second quarter on renewed concerns about global economic growth and the economic situation of some European countries.

Second quarter revenues were up 9.3% year-on-year to 191.7 billion pesos, with wireless revenues rising 14.1% and fixed-line revenues 1.7%. The comparison of these figures—particularly the latter—with those observed in the first quarter becomes difficult because of the sharp relative movements in the value of various currencies vs. the Mexican peso. Noteworthy among them was the 6.1% devaluation throughout the quarter of the Brazilian real vs. the Mexican peso.

Measured at constant exchange rates, second quarter revenues increased 6.3% year-on-year led by mobile data and by PayTV revenues, up 32% and 23% respectively. Fixed-voice revenues were down 7.7% with long distance sales a major factor in this reduction.

Wireless ARPUs rose practically everywhere—Brazil being the notable exception—led by mobile data.

EBITDA rose 3.1% to 65.5 billion pesos and was equivalent to 34.1% of revenues. Equipment costs increased more than twice as fast as revenues reflecting in part the currency depreciations vs. the U.S. dollar and the increase in postpaid subsidies associated to the sale of smartphones.

Depreciation and amortization charges increased slightly faster than revenues but remained at 13.7% of total revenues, as they had been in the second quarter of 2011.  Our operating profits totaled 39.1 billion pesos, 1.0% less than a year before.

The renewed turmoil in the markets and depreciation of various Latin American currencies in the second quarter resulted in a foreign exchange loss of 16.1 billion pesos and a comprehensive financing cost of 17.2 billion. The foreign exchange loss was smaller than the gain posted the prior quarter, so the balance for the first six months of the year was a net gain of 3.2 billion pesos.

We obtained a net profit of 13.3 billion pesos in the quarter and 45.9 billion pesos through June. The quarter’s profit was equivalent to 17 peso cents per share or 26 dollar cents per ADR.

América Móvil’s Income Statement (IFRS)
Millions of Mexican pesos
	2Q12	2Q11	Var.%	Jan - Jun 12	Jan - Jun 11	Var.%

Service Revenues	175,455	160,902	9.0%	352,597	318,903	10.6%
Equipment Revenues	16,284	14,593	11.6%	31,640	27,869	13.5%
Total Revenues	191,739	175,495	9.3%	384,237	346,772	10.8%

Cost of Service	57,711	50,680	13.9%	115,646	99,732	16.0%
Cost of Equipment	26,646	21,956	21.4%	52,342	42,532	23.1%
Selling, General & Administrative Expenses	39,669	37,424	6.0%	79,354	73,656	7.7%
Others	2,248	1,968	14.2%	3,906	3,892	0.4%
Total Costs and Expenses	126,274	112,028	12.7%	251,248	219,813	14.3%

EBITDA	65,465	63,467	3.1%	132,989	126,960	4.7%
% of Total Revenues	34.1%	36.2%		34.6%	36.6%

Depreciation & Amortization	26,348	23,974	9.9%	51,854	47,413	9.4%

EBIT	39,117	39,494	-1.0%	81,135	79,547	2.0%
% of Total Revenues	20.4%	22.5%		21.1%	22.9%

Net Interest Expense	4,699	3,409	37.8%	9,221	6,805	35.5%
Other Financial Expenses	-3,569	1,579	-326.0%	5,368	4,901	9.5%
Foreign Exchange Loss	16,087	-2,382	n.m.	-3,194	-6,975	54.2%
Comprehensive Financing Cost (Income)	17,216	2,606	n.m.	11,395	4,731	140.9%

Income & Deferred Taxes	8,475	11,120	-23.8%	23,487	23,574	-0.4%
Net Income before Minority Interest and Equity	13,427	25,768	-47.9%	46,253	51,242	-9.7%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates	-77	37	-307.3%	-64	52	-222.4%
Minority Interest	-98	-1,490	93.5%	-296	-3,235	90.8%
Net Income	13,252	24,315	-45.5%	45,892	48,059	-4.5%

Balance Sheet (in accordance with IFRS)
América Móvil Consolidated
Millions of Mexican Pesos
	Jun '12	Dec '11	Var.%		Jun '12	Dec '11	Var%

Current Assets				Current Liabilities
Cash & Securities	62,361	64,503	-3.3%	Short Term Debt**	23,158	28,550	-18.9%
Accounts Receivable	113,279	137,169	-17.4%	Accounts Payable	198,833	192,111	3.5%
Other Current Assets	16,828	11,674	44.1%	Other Current Liabilities	41,647	55,693	-25.2%
Inventories	30,175	34,538	-12.6%		263,639	276,354	-4.6%
	222,643	247,884	-10.2%

Non Current Assets
Plant & Equipment	484,606	497,165	-2.5%
Investments in Affiliates	59,658	1,163	5028.2%	Non Current Liabilities
				Long Term Debt	400,944	368,015	8.9%
Deferred Assets				Other Liabilities	36,252	30,879	17.4%
Goodwill (Net)	106,115	104,675	1.4%		437,196	398,894	9.6%
Intangible Assets	43,048	52,045	-17.3%
Deferred Assets	75,575	70,845	6.7%	Shareholder's Equity	290,811	298,530	-2.6%

Total Assets	991,645	973,777	1.8%	Total Liabilities and Equity	991,645	973,777	1.8%
** Includes current portion of Long Term Debt.

Our net debt ended June at 361 billion pesos having increased by 29.7 billion pesos in the semester, as a result of the new investments in KPN and Telekom Austria. Altogether, we paid for acquisitions 67.0 billion pesos in the six months to June while our capital expenditures totaled 53.2 billion pesos. We bought back 12.7 billion pesos of AMX stock in the period. Our net debt to EBITDA (LTM) stood at 1.4 times.

Financial Debt of América Móvil*
Millions of U.S. dollars
	Dec-11	Jun-12
Peso - denominated debt	5,313	5,055
Bonds and other securities	5,309	5,053
Banks and others	4	3
U.S. Dollar - denominated debt	14,151	15,258
Bonds and other securities	12,348	12,348
Banks and others	1,803	2,910
Debt denominated in other currencies	8,881	10,722
Bonds and other securities	7,488	7,767
Banks and others	1,393	2,955
Total Debt	28,346	31,035

*This chart does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure.

Mexico

With strong net subscriber additions in the second quarter, particularly in the postpaid segment, Telcel continued to recover from the steep reductions in mobile termination rates enacted last year.  Net additions totaled 1.4 million subscribers and were 10.1% higher than those seen a year before.  Of those, 272 thousand were postpaid—the postpaid base increased 17.5% year-on-year. Telmex observed 19 thousand fixed-line disconnections but 83 thousand new broadband accesses.

At 66.5 billion pesos, second quarter revenues were 3.3% higher than those of the year-earlier quarter, with wireless service revenue growth accelerating to 8.3% from 6.1% the prior quarter while the yearly decline in fixed-line revenues accentuated to 4.5% from 3.1%.

Wireless voice revenues continued to recover as MOUs rose to 267 minutes per month—the highest level ever—and were only 1.1% lower than a year before in spite of the major reduction in mobile termination rates that took effect in the period. As regards mobile data revenues, they continued to do well growing at a nearly 30% annual pace. They now account for nearly a third of mobile service revenues.

Fixed-line voice revenues declined 9.2% as Telmex continued to pass on to consumers the entire benefit of the reduction in mobile termination rates mentioned above. Falling long distance revenues were also a factor in the greater revenue decline of fixed voice.

Second quarter EBITDA of 29.7 billion pesos was 3.6% lower than a year before. The latter figure reflects, on the wireline platform, increased pension and other labor provisions as well as certain operating expenses associated with the investment program. On the wireless side, it incorporates the impact of greater subsidies linked to the placement of smartphones with our postpaid clients. The EBITDA margin in Mexico stood at 44.7% of revenues.

Work continues on the rollout by Telcel of its new LTE network.

INCOME STATEMENT (IFRS)
Mexico
Millions of MxP
	2Q12	2Q11	Var.%	Jan - Jun 12	Jan - Jun 11	Var.%

Total Revenues	66,451	64,346	3.3%	132,635	128,082	3.6%
Wireless Revenues	41,786	39,017	7.1%	83,084	77,816	6.8%
Service Revenues	35,325	32,624	8.3%	70,527	65,585	7.5%
Equipment Revenues	6,461	6,325	2.2%	12,569	12,137	3.6%

Fixed Line and Other Revenues	26,173	27,392	-4.5%	52,472	54,698	-4.1%

EBITDA	29,690	30,812	-3.6%	60,336	62,621	-3.6%
% total revenues	44.7%	47.9%		45.5%	48.9%

EBIT	23,567	24,547	-4.0%	48,098	49,959	-3.7%
%	35.5%	38.1%		36.3%	39.0%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude  intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Mexico Operating Data (IFRS)

	2Q12	2Q11	Var.%
Wireless Subscribers (thousands)	68,120	66,912	1.8%
Postpaid	8,049	6,850	17.5%
Prepaid**	60,071	60,061	0.0%
MOU	267	220	21.1%
ARPU (MxP)	175	164	6.4%
Churn (%)	3.5%	3.0%	0.5
Revenue Generating Units (RGUs) *	22,732	22,934	-0.9%
* Fixed Line and Broadband ** The annual comparison is affected by the change in churn policy effective as of December 2011.

Argentina, Paraguay and Uruguay

At the end of June, we had 21.4 million wireless subscribers, 8.2% more than a year before. Net adds for the quarter were 340 thousand taking the total for the year to 611 thousand. We also had 369 thousand RGUs, 49.0% above the prior year.

Revenues for the second quarter were up 12.9% year-on-year to 3.5 billion Argentinean pesos. Wireless service revenues were driven by data, which had an annual revenue increase of 27.3% and helped bring about a 5.8% increase in ARPU. On the fixed-line front, revenues were up 32.8% over the year on account of broadband growth.  In the first semester, our revenues totaled almost seven billion Argentinean pesos and were up 16.0% year-over-year.

We generated EBITDA of 1.2 billion Argentinean pesos of in the period. It was up 3.8% year-on-year and was equivalent to 35.5% of revenues. The total for the first semester came in at 2.5 billion Argentinean pesos having risen 6.8% over the year.

Number portability was implemented nationwide in Argentina in March of 2012. We have been a net gainer of ported lines thus far.

INCOME STATEMENT (IFRS)
Argentina, Paraguay & Uruguay
Millions of ARP
	2Q12	2Q11	Var.%	Jan - Jun 12	Jan - Jun 11	Var.%

Total Revenues	3,487	3,088	12.9%	6,951	5,995	16.0%
Wireless Revenues	3,293	2,922	12.7%	6,568	5,666	15.9%
Service Revenues	2,899	2,566	13.0%	5,778	5,015	15.2%
Equipment Revenues	394	356	10.7%	783	649	20.7%

Fixed Line and Other Revenues	213	160	32.8%	413	324	27.6%

EBITDA	1,239	1,194	3.8%	2,528	2,366	6.8%
% total revenues	35.5%	38.7%		36.4%	39.5%

EBIT	1,022	1,009	1.3%	2,093	2,004	4.4%
%	29.3%	32.7%		30.1%	33.4%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Argentina, Paraguay & Uruguay Operating Data (IFRS)

	2Q12	2Q11	Var.%
Wireless Subscribers (thousands)	21,355	19,733	8.2%
Postpaid	2,791	2,637	5.8%
Prepaid	18,564	17,096	8.6%
MOU	142	145	-1.5%
ARPU (ARP)	46	44	5.8%
Churn (%)	2.2%	3.0%	(0.8)
Revenue Generating Units (RGUs) *	369	248	49.0%
* Fixed Line and Broadband

Brazil

Our wireless subscriber base reached 63 million subscribers in June, 13.4% more than a year before, with 1.4 million net additions in the second quarter and 2.6 million in the first half of 2012. Fixed-line RGUs increased 26.6% year-on-year to 26.3 million, with PayTV clients jumping 41.1% and broadband accesses 23.9%, to 11.4 and 5.2 million respectively. The net increase of RGUs in the second quarter totaled 1.3 million accesses.

Second quarter revenues were up 4.1% year-on-year to 7.5 billion reais led by fixed-broadband and PayTV services—whose revenues climbed 28.6% and 26.6% respectively—and by mobile data revenues that expanded 25.1%.  Revenues were negatively affected by the reduction of both long-distance and mobile termination rates, with long distance revenues continuing their secular decline. The slowdown of the Brazilian economy has intensified competition and has also had an impact in revenues, specially on the mobile segment.

EBITDA of 1.8 billion reais was 6.2% below that of the year-earlier quarter reflecting in part the impact of the reduction in rates mentioned above, the strengthening of customer-care centers and the continued spillover unto op-ex of cost items related to the significant expansion of our networks. Within our overall costs and expenses, the share of TV content continues to grow.

On June 13th, Anatel concluded the auction of nationwide 2.5GHz licenses for mobile services and regional licenses of 450 MHz spectrum for rural services. We acquired 40 MHz nationwide in the 2.5 GHz band for which we paid 844 million reais and 20 MHz in the same frequency for 19 states  in the second round, which had a cost of 144 million reais. Additionally, we were assigned 14 MHz of the 450 MHz band for rural services in some states of the North and Northeast of the country and part of the Sao Paulo metropolitan area.

On July 18th, Anatel, the telecom regulator, enforced sanctions against certain operators based on complaints presented to the entity. Claro was penalized in 3 out of 23 states as they determined a new criteria of “Number of complaints presented to Anatel / Subscriber base” instead of considering the quality measures that Anatel performs on a regular basis, and in which Claro ranks more favorably. Claro continues to work to enhance the capacity and quality of its networks as well as customer care.

INCOME STATEMENT (IFRS)
Brazil
Millions of BrL
	2Q12	2Q11	Var.%	Jan - Jun 12	Jan - Jun 11	Var.%

Total Revenues	7,540	7,244	4.1%	15,201	14,227	6.8%
Wireless Revenues	3,137	3,216	-2.4%	6,392	6,313	1.3%
Service Revenues	2,914	3,005	-3.0%	5,971	5,955	0.3%
Equipment Revenues	223	211	5.6%	416	354	17.8%

Fixed Line and Other Revenues	4,741	4,407	7.6%	9,514	8,677	9.7%

EBITDA	1,807	1,926	-6.2%	3,767	3,801	-0.9%
% total revenues	24.0%	26.6%		24.8%	26.7%

EBIT	359	564	-36.3%	936	1,126	-16.9%
%	4.8%	7.8%		6.2%	7.9%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Brazil Operating Data (IFRS)

	2Q12	2Q11	Var.%
Wireless Subscribers (thousands)	62,966	55,534	13.4%
Postpaid	12,662	11,555	9.6%
Prepaid	50,304	43,979	14.4%
MOU	107	92	15.7%
ARPU (BrL)	16	18	-15.3%
Churn (%)	3.9%	3.5%	0.4
Revenue Generating Units (RGUs) *	26,288	20,764	26.6%
* Fixed Line, Broadband and Television

Colombia

After adding 355 thousand wireless subscribers in the quarter, we ended June with 29.4 million wireless clients, 4.3% less than a year before. Our postpaid subscriber base exhibited an annual increase of 14.3%. It is important to consider that the annual comparison of the wireless subscriber base is affected by the changes in churn policy on prepaid clients that became effective in December of 2011. On the wire-line front, we ended the period with nearly four million RGUs—20.1% more than a year before—after adding 157 thousand in the second quarter.

Our revenues totaled 2.4 trillion Colombian pesos in the quarter. They were up 12.0% compared with the same period of last year. Wireless revenues, which account for around 80% of the total, increased 10% relative to the prior year driven by data revenues that expanded 28.5% over the period. Data represents 22% of wireless service revenues. The surge in value added services helped us bring about a 13.2% increase in ARPU. Fixed-line revenues had an annual increase of 26.1% as a result of the growth of revenues coming from fixed-broadband and corporate network services.

The quarter’s EBITDA stood at 1.2 trillion Colombian pesos.  It was up 16.3% and represented margin of 48.2%, 1.8 percentage points higher than that of the prior year. The improvements in EBITDA resulted from operating savings as we moved forward with the integration of the fixed and mobile assets and continued to implement strict cost control policies.

On June 26th, we announced the change in the name brand of both our fixed and wireless services. Comcel and Telmex have been officially replaced by Claro. This is one more step towards the integration of our services, which we believe is key for enhancing our customers’ experience.

Almost a year after number portability was implemented in Colombia, we continue to be net gainers of ported lines—in fact, the number of port-ins has actually accelerated during 2012.

INCOME STATEMENT (IFRS)
Colombia
Billions of COP
	2Q12	2Q11	Var.%	Jan - Jun 12	Jan - Jun 11	Var.%

Total Revenues	2,447	2,184	12.0%	4,847	4,278	13.3%
Wireless Revenues	1,989	1,807	10.0%	3,945	3,534	11.6%
Service Revenues	1,735	1,599	8.6%	3,470	3,144	10.4%
Equipment Revenues	223	197	12.9%	440	372	18.4%

Fixed Line and Other Revenues	444	352	26.1%	871	696	25.2%

EBITDA	1,179	1,014	16.3%	2,308	1,959	17.8%
% total revenues	48.2%	46.4%		47.6%	45.8%

EBIT	838	710	18.1%	1,650	1,351	22.1%
%	34.3%	32.5%		34.0%	31.6%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Colombia Operating Data (IFRS)

	2Q12	2Q11	Var.%
Wireless Subscribers (thousands)	29,375	30,683	-4.3%
Postpaid	5,041	4,409	14.3%
Prepaid**	24,335	26,274	-7.4%
MOU	231	196	17.7%
ARPU (COP)	19,908	17,584	13.2%
Churn (%)	4.2%	3.4%	0.8
Revenue Generating Units (RGUs) *	3,891	3,240	20.1%
* Fixed Line, Broadband and Television ** The annual comparison is affected by the change in churn policy effective as of December 2011.

Chile

Our wireless subscriber base rose 10.3% over the year to 5.7 million having gained 78 thousand new subscribers in the quarter. Our postpaid subscriber base grew almost twice as fast as the prepaid one. RGUs, one million, increased 6.4% relative to the prior year with broadband accesses jumping 27.9% year-on-year.

Second quarter revenues of 176.3 billion Chilean pesos were 13.0% higher than those of the year-earlier quarter, with wireless revenues accounting for nearly three quarters of them. Wireless service revenues climbed 18.7% year-over-year boosted by wireless data that shot up 32.2%. ARPU had an annual growth rate of 6.8% as data became a more important factor, representing now approximately 19% of service revenues. Wire-line revenues were up 4.0% on account of broadband revenue growth.

EBITDA for the quarter was up 14.6% to 15.8 billion Chilean pesos and was equivalent to 9% of revenues. We have been making important investments that have been pressuring EBITDA figures. On the one hand, we are investing in customer care, opening more customer care centers and call centers to improve customer service. On the other hand, we have been dealing with greater costs associated with having larger networks.

We built a submarine cable that connects Tierra del Fuego, the southernmost point in the world, with the continental platform through the Strait of Magellan. During the quarter, we completed the tranche that crosses Chile.

Mobile Number Portability was introduced in January; we have been a net gainer of almost 66 thousand ported numbers to date, about 40% of the total ported numbers.

INCOME STATEMENT (IFRS)
Chile
Millions of ChP
	2Q12	2Q11	Var.%	Jan - Jun 12	Jan - Jun 11	Var.%

Total Revenues	176,314	156,035	13.0%	342,146	300,847	13.7%
Wireless Revenues	126,893	109,013	16.4%	244,651	209,823	16.6%
Service Revenues	104,890	88,332	18.7%	208,570	174,707	19.4%
Equipment Revenues	22,194	18,530	19.8%	36,465	33,100	10.2%

Fixed Line and Other Revenues	52,163	50,152	4.0%	103,186	97,008	6.4%

EBITDA	15,827	13,810	14.6%	28,568	27,040	5.7%
% total revenues	9.0%	8.9%		8.3%	9.0%

EBIT	-23,264	-20,076	-15.9%	-44,979	-39,283	-14.5%
%	-13.2%	-12.9%		-13.1%	-13.1%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Chile Operating Data (IFRS)

	2Q12	2Q11	Var.%
Wireless Subscribers (thousands)	5,734	5,199	10.3%
Postpaid	1,117	935	19.5%
Prepaid	4,616	4,264	8.3%
MOU	216	192	12.8%
ARPU (ChP)	6,139	5,747	6.8%
Churn (%)	4.8%	5.8%	(1.0)
Revenue Generating Units (RGUs) *	1,042	979	6.4%
* Fixed Line, Broadband and Television

Ecuador

After adding 145 thousand new wireless clients during the second quarter, we ended June with 11.3 million subscribers, 2.1% more than a year before in spite of the fact that we implemented more strict policies on accounting for active prepaid subscribers in December of 2011. Our postpaid base was up 22.3% with net adds of 94 thousand in the quarter (12.1% more than a year before). RGUs exceeded by 45% those of the prior year, reaching 204 thousand.

Our revenues of 383 million dollars were 7.7% above those of the second quarter of 2011. Wireless service revenues grew 6.9% on an annual basis with wireless data revenues growing somewhat faster at 8.5%, helping bring about an increase in ARPU of 4.7%. Fixed-line revenues had an annual increase of 36.3%. The quarter’s EBITDA of 180 million dollars was 10.6% above last year’s. The margin was equivalent to 46.9% of revenues having risen 1.2 percentage points.

Wireless number portability trends continue to favor us; we have received around 13 thousand ported lines during the year.

INCOME STATEMENT (IFRS)
Ecuador
Millions of Dollars
	2Q12	2Q11	Var.%	Jan - Jun 12	Jan - Jun 11	Var.%

Total Revenues	383	355	7.7%	764	705	8.4%
Wireless Revenues	373	356	4.8%	746	699	6.7%
Service Revenues	322	301	6.9%	645	594	8.4%
Equipment Revenues	52	55	-7.0%	100	103	-2.9%

Fixed Line and Other Revenues	11	8	36.3%	21	16	36.0%

EBITDA	180	162	10.6%	363	318	13.9%
% total revenues	46.9%	45.7%		47.5%	45.2%

EBIT	137	125	10.0%	279	244	14.3%
%	35.8%	35.1%		36.5%	34.6%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Ecuador Operating Data (IFRS)

	2Q12	2Q11	Var.%
Wireless Subscribers (thousands)	11,293	11,056	2.1%
Postpaid	1,826	1,492	22.3%
Prepaid**	9,468	9,564	-1.0%
MOU	159	162	-1.5%
ARPU (US$)	10	9	4.7%
Churn (%)	2.5%	1.5%	0.9
Revenue Generating Units (RGUs) *	204	141	45.0%
* Fixed Line, Broadband and Television ** The annual comparison is affected by the change in churn policy effective as of December 2011.

Peru

Our wireless subscriber base topped 12 million clients in June having registered an annual increase of 15.8%. Net additions of 406 thousand were 7.2% higher than those of the second quarter of last year and brought to 764 thousand the total for the first half of the year. Regarding the postpaid market, our subscriber base rose 38.6% year-on-year with our postpaid net adds accounting for nearly half of the quarter’s additions. We also had 785 thousand RGUs, up 39.9% from the year before, on the back of new fixed-lines and broadband accesses.

Our revenues reached one billion soles in the quarter and were 15.2% higher than those of the precedent year. Wireless service revenues increased 14.6% on the back of data revenues that soared 40.8% and have come to represent 24.2% of service revenues. Fixed-line revenues were 1.8% higher than in the year-earlier quarter as broadband revenue growth—25.7%—offset the decline in voice revenues.

Our EBITDA for the quarter was up 12.5% relative to the precedent year to 439 million soles. It was equivalent to 42.0% of revenues, with the margin slightly down relative to the year before as a result of the acceleration of subscriber growth, especially in the postpaid segment, and the costs it entails.

We have been a net gainer of ported lines since Mobile Number Portability was implemented. We have received roughly 8 thousand new subscribers in the first semester of this year.

INCOME STATEMENT (IFRS)
Peru
Millions of Soles
	2Q12	2Q11	Var.%	Jan - Jun 12	Jan - Jun 11	Var.%

Total Revenues	1,045	907	15.2%	2,057	1,789	15.0%
Wireless Revenues	929	803	15.8%	1,832	1,585	15.6%
Service Revenues	787	687	14.6%	1,568	1,357	15.5%
Equipment Revenues	136	112	20.9%	257	217	18.5%

Fixed Line and Other Revenues	125	123	1.8%	258	244	5.5%

EBITDA	439	390	12.5%	859	769	11.8%
% total revenues	42.0%	43.0%		41.8%	43.0%

EBIT	320	281	13.9%	626	551	13.6%
%	30.6%	31.0%		30.4%	30.8%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Peru Operating Data (IFRS)

	2Q12	2Q11	Var.%
Wireless Subscribers (thousands)	12,018	10,376	15.8%
Postpaid	2,224	1,604	38.6%
Prepaid	9,794	8,772	11.7%
MOU	102	105	-2.8%
ARPU (Sol)	22	23	-1.4%
Churn (%)	3.3%	2.9%	0.4
Revenue Generating Units (RGUs) *	785	561	39.9%
* Fixed Line, Broadband and Television

Central America and the Caribbean

We finished the period with 19.6 million wireless clients, 10.9% more than a year earlier. Net additions for the quarter—577 thousand—were almost 10 times greater than in the second quarter of the year; total net adds for the first semester more than tripled compared to 2011 totaling 1.1 million. As regards our fixed-line division, we had 5.9 million RGUs, 5.2% more than the year before. However, PayTV and broadband accesses have annual growth rates of 13.2% and 12.5%, respectively.

We obtained 954 million dollars of revenues, up 3.6% year-on-year. Wireless service revenues were 11.0% higher than in the same quarter of 2011 with data revenues that soared 36.8%. Fixed-line revenues declined 2.3% in the quarter, as a result of the deterioration of voice revenues due to fixed-to-mobile migration.

Second quarter EBITDA of 250 million dollars was down 16.2% compared with the prior year and the margin for the quarter stood at 26.2%. EBITDA figures reflect the costs associated to the start-up of our business in Costa Rica and the effect of the consolidation of the assets recently acquired in Honduras that had EBITDA losses and the costs associated to subscriber growth.

INCOME STATEMENT (IFRS)
Central America and The Caribbean
Millions of Dollars
	2Q12	2Q11	Var.%	Jan - Jun 12	Jan - Jun 11	Var.%

Total Revenues	954	921	3.6%	1,906	1,866	2.1%
Wireless Revenues	546	500	9.3%	1,091	992	10.0%
Service Revenues	494	445	11.0%	985	884	11.3%
Equipment Revenues	42	42	-0.4%	84	84	0.9%

Fixed Line and Other Revenues	413	423	-2.3%	825	852	-3.2%

EBITDA	250	298	-16.2%	520	613	-15.2%
% total revenues	26.2%	32.4%		27.3%	32.9%

EBIT	-57	73	-178.3%	-50	138	-135.9%
%	-6.0%	7.9%		-2.6%	7.4%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Central America and The Caribbean Operating Data (IFRS)

	2Q12	2Q11	Var.%
Wireless Subscribers (thousands)	19,631	17,709	10.9%
Postpaid	2,611	2,185	19.5%
Prepaid	17,020	15,524	9.6%
MOU	204	206	-0.9%
ARPU (US$)	9	8	7.4%
Churn (%)	3.3%	3.3%	0.0
Revenue Generating Units (RGUs) *	5,918	5,625	5.2%
* Fixed Line, Broadband and Television

United States

We ended June with 21.3 million clients, 13.8% more than a year before. Net adds for the quarter, were 1.2 million, of which 1.1 million resulted from the acquisition of Simple Mobile.

We generated revenues of 1.1 billion dollars in the second quarter, 18.2% higher as compared with the year-earlier quarter. ARPUs rose 7.2% as traffic per subscriber grew 10.5% to 412 minutes per month.

EBITDA for the quarter was 139 million dollars, 65.9% more than the previous year. The EBITDA margin came in at 12.8% of revenues, rising 3.6 percentage points in twelve months time.

On June 19th, we acquired Simple Mobile which used to be one of T-Mobile’s largest mobile virtual network operators in the United States, that services over 1 million customers and offers, among others, data and wireless broadband plans.

INCOME STATEMENT (IFRS)
United States
Millions of Dollars
	2Q12	2Q11	Var.%	Jan - Jun 12	Jan - Jun 11	Var.%

Total Revenues	1,086	919	18.2%	2,168	1,789	21.2%
Service Revenues	984	840	17.2%	1,954	1,620	20.6%
Equipment Revenues	102	79	28.6%	214	168	27.1%

EBITDA	139	84	65.9%	279	147	89.6%
% total revenues	12.8%	9.2%		12.9%	8.2%

EBIT	132	77	71.6%	264	133	98.6%
%	12.1%	8.4%		12.2%	7.4%

United States Operating Data (IFRS)

	2Q12	2Q11	Var.%
Wireless Subscribers (thousands)	21,337	18,754	13.8%
MOU	412	373	10.5%
ARPU (US$)	16	15	7.2%
Churn (%)	4.1%	4.3%	(0.3)

Glossary of Terms

ARPU – Average Revenue per User. The ratio of service revenues in a given period to the average num- ber of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM- Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex – Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommu- nications infrastructure.

Churn – Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT – Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin – The ratio of EBIT to total operating revenue.

EBITDA – Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin – The ratio of EBITDA to total operating revenue.

EDGE – Enhanced Data rates for GSM Evolution. A technology that gives GSM the capacity to handle data services for the third generation mobile telephony.

EPS (Mexican pesos) – Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$) – Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity subscribers – Subscribers weighted by the economic interest held in each company.

GSM – Global System for Mobile communications. It is the world’s leading and fastest growing mobile standard.

GPRS – General Packet Radio Service. Enables GSM networks to offer higher capacity, Internet-based- content and packet-based data services. It is a second generation technology.

Gross additions – Total number of subscribers acquired during the period.

Licensed pops – Licensed population. Population covered by the licenses that each of the companies manage.

Market share – A company’s subscriber base divided by the total number of subscribers in that country.

MOU – Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions – The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt – Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA – The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid – Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid – Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

Push-to-talk – Enables compatible mobile phones to function like two-way radios.

SMS – Short Message Service.

SAC – Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commis- sions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration – The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD

	2Q12	2Q11	Var.%	Jan - Jun 12	Jan - Jun 11	Var.%

Mexico
EoP	13.67	11.84	15.4%	13.67	11.84	15.4%
Average	13.52	11.73	15.2%	13.27	11.91	11.4%

Brazil
EoP	2.02	1.56	29.5%	2.02	1.56	29.5%
Average	1.96	1.60	23.0%	1.87	1.63	14.3%

Argentina
EoP	4.53	4.11	10.1%	4.53	4.11	10.1%
Average	4.45	4.08	9.0%	4.40	4.05	8.6%

Chile
EoP	502	468	7.2%	502	468	7.2%
Average	496	469	5.7%	493	475	3.6%

Colombia
EoP	1,806	1,780	1.4%	1,806	1,780	1.4%
Average	1,786	1,798	-0.7%	1,794	1,838	-2.4%

Guatemala
EoP	7.85	7.77	1.0%	7.85	7.77	1.0%
Average	7.79	7.69	1.3%	7.78	7.76	0.3%

Honduras
EoP	19.63	19.03	3.1%	19.63	19.03	3.1%
Average	19.51	19.03	2.5%	19.40	19.03	2.0%

Nicaragua
EoP	23.54	22.42	5.0%	23.54	22.42	5.0%
Average	23.40	22.28	5.0%	23.25	22.15	5.0%

Costa Rica
EoP	504	510	-1.2%	504	510	-1.2%
Average	509	508	0.1%	512	508	0.8%

Peru
EoP	2.67	2.75	-2.9%	2.67	2.75	-2.9%
Average	2.67	2.79	-4.3%	2.67	2.78	-3.9%

Paraguay
EoP	4,529	3,973	14.0%	4,529	3,973	14.0%
Average	4,401	4,013	9.7%	4,423	4,257	3.9%

Uruguay
EoP	21.92	18.41	19.0%	21.92	18.41	19.0%
Average	20.53	18.81	9.1%	20.03	19.20	4.3%

Dominican Republic
EoP	39.15	38.10	2.8%	39.15	38.10	2.8%
Average	39.12	37.99	3.0%	38.80	37.87	2.4%

Jamaica
EoP	88.70	85.91	3.2%	88.70	85.91	3.2%
Average	87.85	85.80	2.4%	87.42	85.81	1.9%

Exchange Rates Local Currency Units per Mexican peso

	2Q12	2Q11	Var.%	Jan - Jun 12	Jan - Jun 11	Var.%

USA
EoP	0.07	0.08	-13.4%	0.07	0.08	-13.4%
Average	0.07	0.09	-13.2%	0.08	0.08	-10.3%

Brazil
EoP	6.76	7.58	-10.9%	6.76	7.58	-10.9%
Average	6.88	7.35	-6.4%	7.32	7.26	0.9%

Argentina
EoP	3.02	2.88	4.8%	3.02	2.88	4.8%
Average	3.04	2.87	5.7%	3.11	2.92	6.3%

Chile
EoP	0.027	0.025	7.7%	0.027	0.025	7.7%
Average	0.027	0.025	9.0%	0.028	0.025	11.4%

Colombia
EoP	0.0076	0.0067	13.8%	0.0076	0.0067	13.8%
Average	0.0076	0.0065	16.0%	0.0076	0.0064	18.3%

Guatemala
EoP	1.74	1.52	14.3%	1.74	1.52	14.3%
Average	1.74	1.53	13.7%	1.76	1.53	15.1%

Honduras
EoP	0.70	0.62	11.9%	0.70	0.62	11.9%
Average	0.69	0.62	12.4%	0.70	0.62	13.2%

Nicaragua
EoP	0.58	0.53	9.9%	0.58	0.53	9.9%
Average	0.58	0.53	9.7%	0.59	0.53	10.0%

Peru
EoP	5.12	4.31	18.8%	5.12	4.31	18.8%
Average	5.07	4.21	20.4%	5.11	4.25	20.1%

Paraguay
EoP	0.0030	0.0030	1.3%	0.0030	0.0030	1.3%
Average	0.0031	0.0029	5.1%	0.0031	0.0028	11.1%

Uruguay
EoP	0.62	0.64	-3.0%	0.62	0.64	-3.0%
Average	0.66	0.62	5.6%	0.68	0.62	10.7%

Dominican Republic
EoP	0.35	0.31	12.3%	0.35	0.31	12.3%
Average	0.35	0.31	11.9%	0.35	0.31	12.7%

Jamaica
EoP	0.15	0.14	11.8%	0.15	0.14	11.8%
Average	0.15	0.14	12.5%	0.16	0.14	13.3%

For further information please visit our website at:

http://www.americamovil.com

Legal Disclaimer

América Móvil, S.A.B. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2012

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact